UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 ---------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                 ---------------

                                 Telescan, Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    879516102
                                 (CUSIP Number)

William D. Savoy                                Alan Koslow
Vulcan Ventures Incorporated                    Foster Pepper & Shefelman
110-110th Avenue N.E., Suite 550                1111 Third Avenue, Suite 3400
Bellevue, WA  98004                             Seattle, WA 98101
(206) 453-1940                                  (206) 447-8922

     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                November 12, 1996
             (Date of Event which Requires Filing of This Statement)

                                 ---------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. r r *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1745 (2/92)
0269794.01

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CUSIP NO.   879516102        13D                     Page   2   of   8   Pages
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   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vulcan Ventures Incorporated

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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (a) |_|
                                                    (b) |_|

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   3      SEC USE ONLY


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   4      SOURCE OF FUNDS*



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   5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)

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   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   Washington corporation
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        NUMBER OF               7      SOLE VOTING POWER
          SHARES                            -0- shares
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                           ----------------------------------------------------
                                8      SHARED VOTING POWER
                                1,290,000 shares

                           ----------------------------------------------------
                                9      SOLE DISPOSITIVE POWER
                                           -0- shares

                           ----------------------------------------------------
                               10      SHARED DISPOSITIVE POWER
                                1,290,000 shares

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  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,290,000 shares
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  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*

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  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   11.97%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

                   CO
 ------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.   879516102          13D                   Page   3   of   8   Pages
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   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Paul G. Allen

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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a) |_|
                                                  (b) |_|

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   3      SEC USE ONLY


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   4      SOURCE OF FUNDS*


--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE  OF LEGAL  PROCEEDINGS  IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(E)


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   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States citizen
--------------------------------------------------------------------------------
        NUMBER OF               7      SOLE VOTING POWER
          SHARES                          -0- shares
       BENEFICIALLY
         OWNED BY
           EACH
        REPORTING
          PERSON
           WITH
                           ----------------------------------------------------
                                8      SHARED VOTING POWER
                                        1,290,000 shares

                           ------------- --------------------------------------
                                9      SOLE DISPOSITIVE POWER
                                   -0- shares

                           ----------------------------------------------------
                               10      SHARED DISPOSITIVE POWER
                                        1,290,000 shares

--------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,290,000 shares
--------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   11.97%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

                   IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Item 1. Security and Issuer

     Title of Class of Equity Securities: Common Stock, $0.01 par value per share, of Telescan, Inc.

     Name and Address of Principal Executive Offices of the Issuer:

                                 Telescan, Inc.
                        5959 Corporate Drive, Suite 2000
                                Houston, TX 77036

     Item 2. Identity and Background

     (a) Name of Person Filing: Vulcan Ventures Incorporated ("Vulcan Ventures")

     State of Organization: Washington

     (b) Principal Business: Investments in various companies

     (c) Address of Principal Business: 110-110th Avenue N. E., Suite 550 Bellevue, Washington 98004

     Address of Principal Office: 110-110th Avenue N. E., Suite 550 Bellevue, Washington 98004

     (d) Conviction in a Criminal Proceeding (excluding traffic violations or similar misdemeanors) during the Last Five Years: No

     (e) Party in a Civil Proceeding during the last five years and as a result was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws: No

     The names, business address, present principal occupation and citizenship of each executive officer, director and controlling person of Vulcan Ventures is as follows:

     Paul G. Allen (See Page 7 of 8)

     William D. Savoy, Vulcan Northwest Inc., 110-110th Avenue N.E., Suite 550, Bellevue, WA 98004. Mr. Savoy is Vice President and Director of Vulcan Ventures and President, Secretary, Director and Chairman of Vulcan Northwest Inc. Citizenship is U.S.

     Bert E. Kolde, The Paul Allen Group, 110-110th Avenue N.E., Suite 530, Bellevue, Washington 98004. Principal occupation is Vice President of The Paul Allen Group and Vice President, Secretary, Treasurer and Director of Vulcan Ventures. Citizenship is U.S.

     Jo Allen Patton, Vulcan Northwest Inc., 110-110th Avenue N.E., Suite 550, Bellevue, WA 98004. Ms. Patton is Vice President, Vice Chairman and Director of Vulcan Ventures and Vice President, Director and Vice Chairman of Vulcan Northwest Inc. Citizenship is U.S.

     To the best knowledge of Vulcan Ventures, during the last five years none of these people have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

0269794.01                      Page 4 of 8

     Item 3: Source and Amount of Funds or Other Consideration

     Not applicable.

     Item 4. Purpose of Transaction

     Not applicable. This amendment to Schedule 13D is being filed to report a greater than one percent decrease in the percentage of shares beneficially owned solely as a result of an increase in the aggregate number of shares of common stock of Telescan, Inc. outstanding.

     Vulcan Ventures acquired the shares of Telescan, Inc. reported herein for investment purposes. At this time, it has no intention of acquiring additional shares of Telescan, Inc. reported herein, although it reserves the right to make additional purchases from time to time. Any decision to make such additional purchase will depend, however, on various factors, including, without limitation, the price of the common stock, stock market conditions and the business prospects of Telescan, Inc. reported herein. Vulcan Ventures has no present intention or arrangements or understandings to effect any of the transactions listed in Item 4(a)-(j) of Schedule 13D.

     Item 5. Interest in Securities of the Issuer

     This amendment to Schedule 13D is being filed to report a greater than one percent decrease in the percentage of shares beneficially owned solely as a result of an increase in the aggregate number of shares of common stock of Telescan, Inc. outstanding.

     (a)  Aggregate  Number  of  Shares  of  Common  Stock  of  Telescan,   Inc.
Beneficially Owned: 1,290,000 shares

     Percentage of Common Stock of Telescan, Inc. Owned (based on 10,773,076 shares of common stock outstanding as of November 12, 1996): 11.97%

    (b)      Sole Voting Power:             -0- shares
             Sole Dispositive Power:        -0- shares
             Shared Voting Power:           1,290,000 shares
             Shared Dispositive Power:      1,290,000 shares

     (c)     Not applicable

     (d)     Not applicable

     (e)     Not applicable

     To the best knowledge of Vulcan Ventures, its directors, executive officers and controlling persons beneficially own the following shares of the Issuer:

     Paul G. Allen, Director, President and sole shareholder of Vulcan Ventures beneficially owns 1,290,000 shares (which is the 1,290,000 shares owned by Vulcan Ventures).

     William  D.  Savoy,   Director  and  Vice  President  of  Vulcan  Ventures,
beneficially owns 10,000 shares of Common Stock, warrants to purchase 20,000 shares of Common Stock, and options to purchase an additional 16,285 shares of Common Stock, of which options to purchase 9,642 shares of Common Stock are exercisable within 60 days from the date hereof.


0269794.01                    Page 5 of 8

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Neither Vulcan Ventures nor any of the executive officers, directors or controlling persons of Vulcan Ventures, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     Item 7. Material to be Filed as Exhibits.

              None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                   VULCAN VENTURES INCORPORATED

January 6, 1997                        /s/ Paul G. Allen
- ---------------------------        By: ----------------------------------
Date)                                  Paul G. Allen, President

0269794.01                                                 Page 6 of 8

     Item 1. Security and Issuer

     Title of Class of Equity Securities: Common Stock, $0.01 par value per share, of Telescan, Inc.

     Name and Address of Principal Executive Offices of the Issuer:

                                 Telescan, Inc.
                        5959 Corporate Drive, Suite 2000
                                Houston, TX 77036


     Item 2. Identity and Background

     (a) Name of Person Filing: Paul G. Allen, Director, President and sole shareholder of Vulcan Ventures

     (b) Business Address: 110-110th Avenue N. E. Suite 550 Bellevue, Washington 98004

     (c) Principal Occupation and the Name of Principal Business and Address of any corporation in which such employment is conducted:

                           Chairman
                           Asymetrix Corporation
                           110 - 110th Ave. N.E., Suite 717
                           Bellevue, WA 98007

     (d) Conviction of a Criminal Proceeding (excluding traffic violations or similar misdemeanors) during the last five years: No

     (e) Party in a Civil Proceeding during the last five years and as a result was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws: No

     (f) Citizenship: U.S.

     Item 3: Source and Amount of Funds or Other Consideration

                           Not applicable.

     Item 4. Purpose of Transaction

     Not applicable. This amendment to Schedule 13D is being filed to report a greater than one percent decrease in the percentage of shares beneficially owned solely as a result of an increase in the aggregate number of shares of common stock of Telescan, Inc. outstanding.

     Vulcan Ventures acquired the shares of Telescan, Inc. reported herein for investment purposes. At this time, it has no intention of acquiring additional shares of Telescan, Inc. reported herein, although it reserves the right to make additional purchases from time to time. Any decision to make such additional purchase will depend, however, on various factors, including, without limitation, the price of the common stock, stock market conditions

0269794.01                    Page 7 of 8
and the business prospects of Telescan, Inc. reported herein. Vulcan Ventures has no present intention or arrangements or understandings to effect any of the transactions listed in Item 4(a)-(j) of Schedule 13D.

     Except as set forth herein, Paul G. Allen does not have any plans or proposals that relate to or would result in any of the matters specified in Item 4.

     Item 5. Interest in Securities of the Issuer

     This amendment to Schedule 13D is being filed to report a greater than one percent decrease in the percentage of shares beneficially owned solely as a result of an increase in the aggregate number of shares of common stock of Telescan, Inc. outstanding.

     (a)  Aggregate  Number  of  Shares  of  Common  Stock  of  Telescan,   Inc.
Beneficially Owned: 1,290,000 shares

     Percentage of Common Stock of Telescan, Inc. Owned (based on 10,773,076 shares of common stock outstanding as of November 12, 1996): 11.97%

     (b)      Sole Voting Power:                     -0- shares
              Sole Dispositive Power:                -0- shares
              Shared Voting Power:                   1,290,000 shares
              Shared Dispositive Power:              1,290,000 shares

     (c)      Not applicable

     (d)      Not applicable

     (e)      Not applicable


     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Paul G. Allen does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     Item 7. Material to be Filed as Exhibits.

              None.
                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 6, 1997                      /s/ Paul G. Allen
- ---------------------------          -----------------------------------------
       (Date)                        Paul G. Allen



0269794.01                                                 Page 8 of 8